

April 10, 2015

Via E-mail
Mr. Adam S. Winger
Vice President and General Counsel
American CareSource Holdings, Inc.
1170 Peachtree Street, Suite 2350
Atlanta, Georgia 30309

  Re: **American CareSource Holdings, Inc.**
     Amendment No. 1 to Form PRE 14A
     Filed April 7, 2015
     File No. 001-33094

Dear Mr. Winger:

  We have reviewed your amended filing and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

General

1. We note your revised disclosure in response to comment 1 of our letter dated April 23, 2015. In particular, we note your disclosure on page 30 that you are in violation of NASDAQ Capital Market (NASDAQ) Rule 5635(c) due to your awarding RSUs that "were not authorized by the 2009 Plan" and your revised disclosure that your Amended and Restated 2009 Plan is not intended to retroactively address any awards made previously under the 2009 Plan. We further note your disclosure on page 31 which, in addition to discussing the potential effects of failure for shareholders to approve RSUs to company directors in 2009, 2013 and 2014, also addresses the potential effects of not approving the Amended and Restated 2009 Plan and include possible delisting from NASDAQ. We are unclear how the previous RSU grants addressed in Item 4 are authorized by the Amended and Restated 2009 Plan if they were not authorized by the 2009 Plan and the Amended and Restated 2009 Plan is not intended to retroactively address past awards. Please advise or revise.

2. We note your revised disclosure in response to comment 2 of our letter dated April 3, 2015 and we reissue the comment as it remains unclear to us what securities were awarded outside the 2009 Plan. Please revise to clarify.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Erin Wilson at (202) 551-6047 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director